Filed by LMP Real Estate Income Fund Inc. (File No. 811-21098)

pursuant to Rule 425 of the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended.

This communication is not intended to, and shall not,

constitute an offer to purchase or sell securities.

LMP Real Estate Income Fund Inc.

Announces Intention to Open-End

NEW YORK — (BUSINESS WIRE) — September 30, 2015 – LMP Real Estate Income Fund Inc. (NYSE: RIT) (the “Fund”) today announced that the Fund’s Board of Directors intends to pursue a conversion of the Fund from a closed-end fund to an open-end fund (the “Conversion”), subject to satisfaction of legal and regulatory requirements. It is anticipated that the conversion will be effected through a merger with a newly formed open-end fund. Conversion of the Fund will require approval of the Fund’s Board of Directors and then stockholder approval. If the Conversion is approved by stockholders and consummated, stockholders of the Fund would become stockholders of a new open-end mutual fund and would have the ability to redeem their shares at net asset value, subject to certain conditions including the imposition of a redemption fee of 1% for one year after the Conversion. The open-end fund is expected to have an investment objective of total return rather than high current income and to invest in a broader universe of real estate and real estate-related companies.

The Fund also announced that Bulldog Investors, LLC (“Bulldog”) and the Fund have entered into a Settlement Agreement (the “Agreement”) pursuant to which Bulldog has agreed vote in favor of (i) the Conversion, (ii) any routine management proposal, including a proposal relating to the election of directors or selection of auditors and (iii) the Board’s recommendation on any proposal submitted by a stockholder.

The summary of the Agreement included in this press release is qualified in its entirety by reference to the full text of the Agreement, which will be filed by the Fund with the Securities and Exchange Commission (the “SEC”) and will be available for free on the SEC’s website, http://www.sec.gov.

In connection with the proposal to open-end the fund, if approved by the Board, the Fund will file a proxy statement with the SEC. INVESTORS AND STOCKHOLDERS ARE ADVISED TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. When filed with the SEC, the proxy statement and other documents filed by the Fund will be available free of charge at the SEC’s website, http://www.sec.gov. Stockholders can also obtain copies of these documents, when available, for free by calling the Fund at 1-888-777-0102.

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LMP Real Estate Income Fund Inc. is a non-diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund’s primary investment objective is high current income and the Fund’s secondary objective is capital appreciation. Legg Mason Partners Fund Advisor, LLC (“LMPFA”) is the Fund’s investment manager and ClearBridge Investments, LLC (“ClearBridge”) is the Fund’s subadviser. LMPFA and ClearBridge are wholly-owned subsidiaries of Legg Mason, Inc. (“Legg Mason”). Additional information regarding the matters addressed in the press release may be announced subsequently via press release, which can be accessed at www.lmcef.com. Hard copies of the Fund’s complete audited financial statements are available free of charge upon request.

The Fund, its directors and executive officers and the Fund’s investment adviser, members of its management and employees may be deemed to be participants in the Fund’s solicitation of proxies from its stockholders in connection with the proposed potential merger. Information concerning the interests of the participants in the solicitation will be set forth in the Fund’s proxy statement and stockholder reports on Form N-CSR, to be filed with the SEC.

THIS PRESS RELEASE MAY CONTAIN STATEMENTS REGARDING PLANS AND EXPECTATIONS FOR THE FUTURE THAT CONSTITUTE FORWARD-LOOKING STATEMENTS WITHIN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACT ARE FORWARD-LOOKING AND CAN BE IDENTIFIED BY THE USE OF WORDS SUCH AS “MAY,” “WILL,” “EXPECT,” “ANTICIPATE,” “ESTIMATE,” “BELIEVE,” “CONTINUE” OR OTHER SIMILAR WORDS. SUCH FORWARD-LOOKING STATEMENTS ARE BASED ON THE FUND’S CURRENT PLANS AND EXPECTATIONS, AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS. ADDITIONAL INFORMATION CONCERNING SUCH RISKS AND UNCERTAINTIES ARE CONTAINED IN THE FUND’S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

For more information, please call 1-888-777-0102 or consult the Fund’s web site at www.lmcef.com.

Media Contact: Maria Rosati — (212) 805-6036, mrosati@leggmason.com.

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